August 12, 2005


Via facsimile to ((212) 894-5511) and U.S. Mail

Paul J. Pollock, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY  10022

Re:	News Communications, Inc.
      Preliminary Schedule 14C
      Filed July 13, 2005
      File No. 000-18299

      Schedule 13E-3
      Filed July 13, 2005
      File No. 005-41485

Dear Mr. Pollock:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Item 3.  Identity and Background of the Filing Person
1. Please ensure that the information disclosed in this section regarding your officers and directors is included in the information delivered to security holders. Alternatively, address why you do not believe that such information is required to be delivered.

Item 13.  Financial Information
2. Please revise to clarify that you are incorporating by reference the financial information required by Item 1010(a) of Regulation M-A.
We note the disclosure under "Documents Incorporate by Reference" on page 24 of the information statement. The information currently reference appears to be provided pursuant to Item 1010(c) and Instruction 1 to Item 13 of Schedule 13E-3. Please revise accordingly. Further, tell us why you believe the pro forma information requirement of Item 1010(b) of Regulation M-A is not applicable.

Preliminary Information Statement

Summary, page 1
3. Expand the discussion of the fairness of the transaction to address the fairness from a procedural view as well. We note that the fairness determination required by Item 1014 of Regulation M-A contemplates that the determination address both substantive and procedural fairness.

Financial Information, page 3
4. Please provide the ratio of earnings to fixed charges required by
Item 1010(c)(4)  of Regulation M-A.

Special Factors
5. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the information statement, immediately following the Summary section.
See Rule 13e-3(e)(1)(ii).   Please revise the information
statement
to include this information in a "Special Factors" section in the beginning of the document.

Background, page 9
6. Expand the first paragraph of this section to more specifically describe the company`s initial decision to explore going private. The board meeting on January 12, 2005 appears to have been the first time the board considered this course of action. Expand to briefly summarize the discussion held and the reason this was discussed at that meeting.

7. Please expand your disclosure of the events that took place between January 12 and May 4, 2005. Please include additional detail regarding the meetings that took place between your management and board of directors and any meetings with advisors. We note that the company issued notes and shares during this time. Did this action have any impact on the company`s consideration of the going private transaction?
8. We note that at a May 4, 2005 meeting with your legal counsel, that counsel presented the "mechanics of the transaction." Please disclose when you determined that a reverse stock split was the type of transaction you would effect to reduce the number of security holders.
9. At that same meeting, it appears that you appointed Mr. Mendelsohn as a special independent committee. If this is the case, please describe his duties, the extent of his authority to explore alternative transactions and whether he had the authority to hire his own advisors. Additionally, clarify the reference to the purchase price paid on prior transactions in the penultimate sentence of this third paragraph. Are you referring to prior transactions that you engaged in or to comparable third-party transactions in your industry?

Alternatives Considered, page 10
10. We note that Nevada law does not provide dissenters` rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

Reasons for the Structure and Timing of the Transaction, page 11
11. It appears that the factors cited in support for the timing of the reverse stock split have been present for some time. Thus, please discuss why you chose to engage in a going private transaction at this time as opposed to any other time in the company`s public company history. Refer to Item 1013(c) of Regulation M-A.

Going Private Transaction; Effects, page 11
12. The disclosure here is incomplete because it fails to discuss the effects, both positive and negative, of the reverse stock split on security holders. Please revise to address.
13. We note your reference to possible trading of your shares in the pink sheets. Please describe the nature of this service, and the eligibility and disclosure requirements with respect to your shares.
14. Please explain whether you considered using an alternative ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c)
of Regulation M-A.
15. Disclose any disadvantages of going private considered by the board. If the board did not consider any disadvantages, please state so.

Fairness of the stock splits - Page 16

16. Expand to clarify that the fairness determination addresses the fairness of the transaction to unaffiliated security holders who will be cashed out and unaffiliated security holders who will continue to hold shares. We note the "Summary" appears to address the fairness to both categories but it is unclear what consideration was given to the separate categories in assessing fairness. Accordingly, clarify the board`s consideration of the factors with respect to each category of unaffiliated security holder. Finally, it is unclear how certain of the factors support the determination. Please expand to clarify.
17. We note your statement that your board considered "current market price, historical market price and the purchase prices paid in prior purchases" to support its conclusion as to the fairness of the merger. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b)
of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated security holders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers
Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, we note that you simply mention the current market price, historical market price and the purchase prices paid in prior purchases without describing any analysis or results of an analysis. We also note the lack of consideration of a net book value, a going concern value, and a liquidation value.
If
true, indicate why any factor was not material to this transaction.
If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the $1.10 per share to be paid to the unaffiliated shareholders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See Questions
20 and 21 in Exchange Act Release No. 17719 (April 13, 1981) for guidance in revising your disclosure. Quantify the factors to the extent practicable.
18. We note that you are not seeking security holder approval of the reverse stock split and that you did not appoint an unaffiliated representative to act on behalf of unaffiliated security holders. Please explain how your board determined the procedural fairness of the reverse stock split despite the lack of these procedural protections.
19. We note that the disclosure under the bullet points entitled "Determination of Reverse Split Ratio," "Liquidity for Remaining Unaffiliated Stockholders," and "Cashed Out Stockholders" describes reasons for the transaction. Please expand your disclosure to show how the board considered these factors to reach its fairness determination.

Potential Conflicts of Interest, page 14
20. Please describe the adjustment to which the convertible preferred stock is subject as stated in the sixth bullet point in this section.
21. Disclose the amount of consideration to be received by each director, executive officer and more than 5% security holder as a result of the reverse stock split.

Impact on the Company, page 15
22. We note that you do not anticipate any significant corporate events in the near future. Please clarify the meaning of "significant corporate events." You may list the events appearing in
Item 1006(c)(1)-(8) of Regulation M-A, if appropriate.

Impact on Stockholders, page 15
23. Please expand this section to address the financial impact on security holders of no longer holding your stock. For example, you should discuss that security holders will no longer able to share in the increase in value of the stock or take advantage of any premium that may be offered by a third party in a future transaction.

Federal Tax Consequences, page 17
24. We note that your disclosure sets forth "certain" of the material federal income tax consequences of the transaction offer. Please ensure that you discuss all such material consequences. Also, delete the reference to this discussion being for "general information only" on page 17. Security holders are entitled to rely upon the discussion.

Past Contact, Transactions, page 19
25. Refer to the last two paragraphs on page 19. Please explain why, apparently, you issued a note payable to Kinder Investments and Ms.
Davidowitz, but you satisfied a portion of the note through the issuance of securities to D.H. Blair Investment Banking. Also, clarify the relationship between the note holders and Blair Investment Banking.

Securities Ownership, page 20
26. We note the disclosure on page 19 that Jerry Finkelstein, The Finkelstein Foundation Inc., Shirley Finkelstein, Melvyn I. Weiss, Wilbur L. Ross, Jr., M&B Weiss Family Partnership, J. Morton Davis,
D.H. Blair Investment Banking Corp., Rivkalex Corporation,
Rosalind
Davidowitz and James A. Finkelstein entered into a stockholders agreement in May 2001. Since the parties to that agreement agreed to act together in the manner described in Rule 13d-5(b), please revise the table in this section to include in each person`s line-item the shares held of record by the other persons, which would appear to be beneficially owned by all parties to the agreement.

Where you can find more information, page 24
27. Revise your disclosure to reference the new address of the SEC at
Station Place, 100 F Street, N.E., Washington, D.C. 20549.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pamela Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.


					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions


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Paul J. Pollock, Esq.
Katten Muchin Rosenman LLP
August 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE